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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ANA Holdings Inc. Expands E190-E2 Fleet with Additional Order for Eight Aircraft

Tokyo, Japan, September 4, 2026 – Embraer (NYSE: EMBJ / B3: EMBJ3) and ANA Holdings Inc. (ANA HD) today announced the signing of an agreement for eight E190-E2 aircraft, formalizing ANA HD's decision unveiled on July 29, 2026 to expand their fleet. This deal builds on the airline’s original purchase contract for 15 E190-E2 firm aircraft, announced in 2025, and will increase ANA HD’s total firm orders for E2 aircraft to 23. ANAHD still holds five additional options for E190-E2 aircraft.

"This additional E190-E2 order accelerates our efforts to build a sustainable regional aviation network in Japan," said Koji Shibata, President and CEO of ANA Holdings. "It also underscores our confidence in Embraer’s technology to reduce both environmental impact and operating costs. We are excited to deepen our partnership, elevating regional connectivity and delivering a superior passenger experience across Japan."

“We are honoured by ANA HD’s continued confidence in Embraer E2 small narrowbody aircraft and look forward to supporting the airline’s growth plans in Japan,” said Arjan Meijer, President & CEO, Embraer Commercial Aviation. “With its exceptional economics and fuel efficiency, the E2 will support expanded connectivity across Japan along with better comfort and space for passengers.”

The E190-E2 is part of Embraer’s advanced E-Jets E2 family, recognized for its fuel efficiency, lower emissions, reduced noise levels, and exceptional passenger experience. The aircraft’s versatility allows airlines to efficiently serve both existing and new markets while delivering significant operational and environmental benefits.

Embraer E-Jets have been operating in Japan since 2009 and are supported by Embraer personnel in the country. ANA HD’s first E2 aircraft is scheduled for delivery in 2028.

Images:

https://embraer.imagerelay.com/share/87764efd709a4905807cafce8cb1bb93

About ANA HOLDINGS Inc.

Established in 2013, ANA HOLDINGS Inc. (ANA HD) is the largest airline group holding company in Japan, comprising 72 companies. The group includes full-service carrier All Nippon Airways (ANA) and Peach Aviation Limited, the leading low-cost carrier in Japan.

ANA HD oversees a diverse portfolio of businesses centered on air transportation, including passenger and cargo operations and companies that support the broader aviation industry. Through its group companies, ANA HD is focused on delivering safe, high-quality air travel, advancing sustainable growth and maintaining operational excellence.

The group's commitment to superior service is reflected in ANA's SKYTRAX 5-Star rating, awarded annually since 2013, making it the only Japanese airline to earn this prestigious designation for 13 consecutive years.

ANA HD has been recognized by Fortune as one of the World's Most Admired Companies. The group has also been included in the Dow Jones Best-in-Class World Index (formerly the Dow Jones Sustainability Index) for nine consecutive years and the Dow Jones Best-in-Class Asia Pacific Index for ten consecutive years, reflecting its commitment to responsible business practices.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high- value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations